UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

October 9, 2002

Walter J. Skipper
Quarles & Brady LLP
411 East Wisconsin Avenue
Milwaukee, WI 53202-4497

Re: Actuant Corporation
Incoming letter dated August 13, 2002

Dear Mr. Skipper

This is in response to your letters dated August 13, 2002 and September 4, 2002 concerning a shareholder proposal submitted to Actuant by John Chevedden. We also have received letters from the proponent dated August 24, 2002 and September 9, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2515 Nelson Avenue
Redondo Beach, CA 90278

Quarles & Brady LLP

411 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-4497
Tel 414.277.5000
Fax 414.271.3552
www.quarles.com

Attorneys at Law in:
Phoenix and Tucson, Arizona
Naples and Boca Raton, Florida
Chicago, Illinois (Quarles & Brady LLC)
Milwaukee and Madison, Wisconsin

Writer's Direct Dial: 414.277.5119
E-Mail: wjs@quarles.com

September 4, 2002

RECEIVED
2002 SEP -5 PM 4: 19
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA OVERNIGHT MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Actuant Corporation
SEC File No. 1-11288
Shareholder Proposal Submitted by Mr. John Chevedden

Dear Ladies and Gentlemen:

This letter is submitted on behalf of Actuant Corporation, a Wisconsin corporation (the "Company"), to respond to the letter, dated August 24, 2002, from Mr. John Chevedden (the "Proponent") to the Securities and Exchange Commission (the "Commission"). The Proponent's letter refers to the proposed shareholder resolution and statement of support (the "Proposal") submitted by the Proponent for inclusion in the Company's proxy statement and form of proxy for its 2003 Annual Meeting of Shareholders (the "Proxy Materials") and the Company's request dated August 13, 2002, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, for the concurrence of the Staff of Division of Corporation Finance that no enforcement action will be recommended to the Commission if the Company omits the proposal from the Proxy Materials (the "Request Letter").

After reviewing the Proponent's August 24 letter, the Company believes that the Request Letter demonstrates why the Proposal may be omitted from the Proxy Materials. This letter will respond to the arguments made by the Proponent in his August 24, 2002 letter to the Commission.

The Company believes that the Proposal may be omitted pursuant to Rule 14a-8(b). The Proponent does not hold the $2,000 in market value required pursuant to Rule 14a-8(b). Despite repeated requests, the Proponent has failed to provide any ownership information which substantiates his eligibility to submit the Proposal pursuant to the Rule 14a-8(b) requirements. Rule 14a-8 states that "you must be eligible and follow certain procedures." The Proponent knew he was not eligible because he did not hold the $2,000 in market value, but went ahead and violated Rule 14a-8 by submitting a request. The Company checked its records concerning number of shares and even followed up with the Proponent. The Company was able last year to exclude a different, but similar, proposal of the Proponent because he did not hold the requisite number of shares at that time. Consequently, the Company after checking with its transfer agent, had reason to believe that when the Proponent submitted a shareholder proposal this year that he did not again hold the requisite number of shares. The Company confirmed with U.S. Bank, its transfer agent, that the Proponent had not acquired any additional securities since last year and continues to fail to own the requisite amount of shares. The Company met its burden to look at its own records to determine whether the Proponent is eligible to submit the proposal and gleaned that he is not. Thereafter, the Company notified the Proponent of his deficiency and the Proponent has failed to demonstrate that he is eligible to submit the proposal pursuant to Rule 14a-8(b). The Proponent does not deny that he did not hold sufficient shares to meet Rule 14a-8.

For the foregoing reasons and the other reasons contained in the Company's Request Letter, the Company still requests that the Commission not recommend any enforcement action if the Proposal is excluded from the Proxy Materials.

If you have any questions concerning this matter, or if additional information is required in support of the Company's position, please call the undersigned at (414) 277-5119.

Very truly yours,

QUARLES & BRADY LLP

Walter J. Skipper

Enclosure
130324.40108
cc: Mr. John Chevedden (Via Telecopy and mail)

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 202/942-9525
6 Copies

August 24, 2002

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Actuant Corporation (ATU)
SEC File No. 1-11288

Ladies and Gentlemen:

With the burden of proof on the company, the company has rested its case on a purported oral chat with an unnamed person. The words of the company are, "According to an oral ..."

The company oral support theory is clearly a casual response to the formal requirements of Rule 14a-8 and Staff Legal Bulletin No. 14.

The company is implicitly asking the Office of Chief Counsel to rely on an oral chat to make a determination that would further the company stand to limit shareholder input to the company.

Sincerely,

John Chevedden
Shareholder

cc: Walter Skipper

Quarles & Brady LLP

411 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-4497
Tel 414.277.5000
Fax 414.271.3552
www.quarles.com

Attorneys at Law in:
Phoenix and Tucson, Arizona
Naples and Boca Raton, Florida
Chicago, Illinois (Quarles & Brady LLC)
Milwaukee and Madison, Wisconsin

Writer's Direct Dial: 414.277.5119
E-Mail: wjs@quarles.com

August 13, 2002

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Actuant Corporation
SEC File No. 1-11288
Filing Pursuant to Rule 14a-8(j)
Shareholder Proposal Submitted by Mr. John Chevedden

Ladies and Gentlemen:

On behalf of Actuant Corporation, a Wisconsin corporation (the "Company"), and in accordance with Rule 14a-8(j) as promulgated under the Securities Exchange Act of 1934, as amended, we are filing six (6) paper copies of this letter, the proposal in the form of a proposed shareholder resolution and supporting statement (the "Proposal") submitted by Mr. John Chevedden (the "Proponent"), and the other enclosures referred to herein. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent by mail.

On behalf of the Company, we hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent that the Company does not intend to include the Proposal in the Company's proxy statement and form of proxy for its 2003 Annual Meeting of Shareholders (the "Proxy Materials") for the reason set forth below. We submit this letter to respectfully request that the Staff advise the Company that it will not recommend any enforcement action to the Commission if the Proposal is not included in the Proxy Materials.

The Company presently expects to file its definitive Proxy Materials for the 2003 Annual Meeting with the Commission on or about November 30, 2002.

Summary of Company's Position

In summary, the Company believes that it may exclude the Proposal from its Proxy Materials under Rules 14a-8(b) and (f) because the Proponent has failed to demonstrate his eligibility to submit a shareholder proposal pursuant to Rule 14a-8(b) after having been notified of the applicable requirements and being given an opportunity to do so.

The Proposal, Notifications of Deficiencies and Failure to Remedy

On July 18, 2002, the Company received via facsimile the enclosed letter from the Proponent transmitting a proposal (the "July 18 Proposal"). The July 18 Proposal is in the form of a request that the Company "seek shareholder approval of any poison pill that is not redeemed or pill that has started the process of adoption." With regard to his eligibility to submit a shareholder proposal in accordance with Rule 14a-8, the Proponent's letter simply stated: "Rule 14a-8 requirements are intended to be met."

As counsel for the Company, the undersigned responded to the Proponent's July 18 Proposal with the enclosed letter dated July 22, 2002 (the "July 22 Letter"). In accordance with Rule 14a-8(f), the July 22 Letter: (i) advised the Proponent of the eligibility requirements set forth in Rule 14a-8(b); (ii) advised the Proponent that because the Proponent's July 18, 2002 letter did not indicate that he owned any Company stock when he submitted his Proposal and during the preceding year or submit any documentation to verify his ownership, that it was the Company's position that he had not demonstrated that he was eligible to submit a shareholder proposal for the Company's 2003 Annual Meeting pursuant to Rule 14a-8; (iii) accordingly, without addressing or waiving other possible bases for exclusion, that the Company intended to exclude his proposal for such reason; and (iv) invited the Proponent to demonstrate that he was in fact eligible to submit a proposal under the requirements set forth in Rule 14a-8(b) and notified him of the time frame for his response.

On August 5, 2002, the shareholder responded to the July 22 Letter by e-mail to the undersigned (the "August 5 Response"). The e-mail, of which a copy is attached hereto, does not provide any proof of ownership, but merely states that the Proponent "will continue to hold all the shares of record until 30 days or more after the conclusion of the 2003 or next annual shareholder meeting."

Grounds for Exclusion

Rule 14a-8(b) and (f)

The Company believes that the July 18 Proposal may be omitted pursuant to Rules 14a-8(b) and (f). Under Rule 14a-8(b), as the Proponent was notified in the July 22 Letter, to be eligible to submit a shareholder proposal, the Proponent must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the July 18 Proposal at the meeting for at least one year by the date he submitted the July 18 Proposal (and must continue to hold those securities through the date of the meeting).

The number of shares of record held by the Proponent does not independently satisfy the ownership requirements of Rule 14a-8(b). According to an oral confirmation from US Bank, the Company's transfer agent, the Proponent is the record holder of 17 shares of the Company's common stock which has been the same for prior years.[1] The market value of the Proponent's securities, calculated pursuant to the method discussed in Section C.1.a. of Staff Legal Bulletin No. 14, equals $721.65.[2] Because the Proponent is not a record holder of enough shares to satisfy the Rule 14a-8(b) requirements, the Proponent is required to substantiate his ownership of the additional requisite amount of shares. The Proponent has failed to provide any ownership information which substantiates his eligibility under Rule 14a-8(b). Mr. Chevedden was told he had 14 calendar days upon receipt of the Letter to respond to the Company's July 22 Letter. The Company overnighted the July 22 Letter to Mr. Chevedden on July 22, 2002 (received on July 23, 2002). Although the Company received the August 5 Response within the 14 day time frame, the August 5 Response fails to provide any ownership information to substantiate that the Proponent owns the requisite numbers of shares.

The Staff has granted no-action relief with respect to the omission of a proposal when a proponent has failed to supply, within 14 days of receipt of a request, documentary support sufficiently evidencing that the proponent satisfies the minimum ownership requirement for the one-year period required by Rule 14a-8(b). *See* Weirton Steel Corporation (avail. March 9, 2001); Unocal Corporation (avail. February 25, 1997); Commercial Federal Corporation (avail. August 28, 1996).

<u>Conclusion</u>

The July 22 Letter timely gave Mr. Chevedden the opportunity to demonstrate that he was eligible to submit the Proposal to the Company pursuant to Rule 14a-8. However, Mr. Chevedden has failed to comply with the requests of the July 22 Letter.

Mr. Chevedden was advised in the July 22 Letter, without addressing or waiving other possible bases for exclusion, that the Company intended to exclude his Proposal

[1] This amount accounts for a 5 for 1 reverse stock split which was effected on January 25, 2001.

[2] Staff Legal Bulletin No. 14 indicates that generally a shareholder's investment should be based on the average of the bid and ask prices. However, because the Company lists on the New York Stock Exchange, the Bulletin indicates that a valuation determination should be made by multiplying the number of securities the shareholder owns by the highest selling price during the 60 calendar days before the shareholder submitted the proposal. The highest selling price of the Company's common stock during the 60 calendar days before the Proponent submitted his proposal was $42.45 per share, which price was reported on June 18, 2002.

if he failed to demonstrate his eligibility to submit a shareholder proposal, pursuant to Rule 14a-8(b).

We hereby request on behalf of the Company that the Staff not recommend any enforcement action if the Proposal is excluded from the Proxy Materials for the reasons discussed in this letter.

If you have any questions concerning this matter, or if additional information is required in support of the Company's position, please call the undersigned at (414) 277-5119.

Very truly yours,

QUARLES & BRADY LLP

Walter J. Skipper

Enclosures
cc: Mr. John Chevedden (w/encs.)

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 202/942-9525
6 Copies

August 24, 2002

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Actuant Corporation (ATU)
SEC File No. 1-11288

Ladies and Gentlemen:

With the burden of proof on the company, the company has rested its case on a purported oral chat with an unnamed person. The words of the company are, "According to an oral ..."

The company oral support theory is clearly a casual response to the formal requirements of Rule 14a-8 and Staff Legal Bulletin No. 14.

The company is implicitly asking the Office of Chief Counsel to rely on an oral chat to make a determination that would further the company stand to limit shareholder input to the company.

Sincerely,

John Chevedden
Shareholder

cc: Walter Skipper

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 202/942-9525
6 Copies

September 9, 2002

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and ExchangeCommission
450 Fifth Street, NW
Washington, DC 20549

Actuant Corporation (ATU)
SEC File No. 1-11288

Ladies and Gentlemen:

The company, finding a need to send another letter to the Office of Chief Council, again failed to provide any information beyond an alleged verbal chat with an unnamed person.

The purported company grounds ring hollow based solely on a purported oral chat with an anonymous person.

Sincerely,

John Chevedden
Shareholder

cc: Walter Skipper

Quarles & Brady LLP

411 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-4497
Tel 414.277.5000
Fax 414.271.3552
www.quarles.com

Attorneys at Law in:
Phoenix and Tucson, Arizona
Naples and Boca Raton, Florida
Chicago, Illinois (Quarles & Brady LLC)
Milwaukee and Madison, Wisconsin

Writer's Direct Dial: 414.277.5119
E-Mail: wjs@quarles.com

July 22, 2002

VIA FACSIMILE, UPS OVERNIGHT, AND MAIL (310) 371-7872

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, California 90278

RE: Rule 14a-8 Proposal

Dear Mr. Chevedden:

This letter is in response to the shareholder proposal you submitted to Actuant Corporation (the "Company") via facsimile on July 18, 2002. This letter is to notify you that the Company intends to exclude your proposal if you fail to provide substantiation of your stock ownership in the Company pursuant to the requirements of Rule 14a-8(b). Because of your failure to follow the provisions of Rule 14a-8, we are not required to list the other deficiencies with your proposal, but we are reserving our rights to do so at a later date.

Under Rule 14a-8(b), you must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. On behalf of the Company, we have contacted its transfer agent regarding your recorded ownership of shares. According to the transfer agent you currently hold 17 shares of the Company's common stock. This amount is not sufficient for eligibility under Rule 14a-8(b). Consequently, the Company cannot independently verify your eligibility and you must prove your eligibility by providing documentation that you own enough additional shares to satisfy the requirements.

To prove your eligibility, you must do one of the following:

(i) submit to the Company a written statement from the record holder of your securities (usual a broker or bank) verifying that, at the time you submitted the proposal, you continuously held the securities for at least one year; or

(ii) provide the Company with a Schedule 13D, Schedule 13G, Form 4 or Form 5 which demonstrates your ownership as of or before the date on which the one-year eligibility period begins, along with a statement that you have owned the requisite number of securities for the one-year period prior to the date of the statement.

Along with one of these form of documentation, you are also required to provide a written statement that you intend to continue ownership of the shares through the date of the Company's annual meeting.

We have included a copy of Rule 14a-8 and a copy of Staff Legal Bulletin No. 14 with the letter. You may reference these items if you have any further questions on how to prove your eligibility. You have 14 calendar days to respond to this notice. Your response must be postmarked, or transmitted electronically to the Company, no later than 14 days from the date you receive this notice. You may contact me if you have any questions.

Very truly yours,

QUARLES & BRADY LLP

Walter J. Skipper

Attachments
cc: Mr. Robert C. Arzbaecher
Mr. Andrew G. Lampereur

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH: 310/371-7872
santa66fe@yahoo.com

FX: 414/247-5550
FX: 414/918-0033
PH: 414/352-4160

July 18, 2002

Mr. Robert C. Arzbaecher,
Chairman
Actuant Corporation (ATU)
6100 North Baker Road
Milwaukee, WI 53209

Dear Mr. Arzbaecher and Directors of Actuant Corporation (ATU),

This Rule 14a-8 shareholder proposal is respectfully submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met. The consideration of the company and Directors is appreciated.

Sincerely,

John Chevedden
Shareholder
Actuant Corporation

**3 – SHAREHOLDER VOTE ON POISON PILLS
PROPOSAL TOPIC THAT WON 57% SHAREHOLDER APPROVAL
at 24 MAJOR COMPANIES in 2000**

Shareholders request that the company seek shareholder approval of any poison pill that is not redeemed or pill that has started the process of adoption. This applies at the time that the definitive proxy statement is submitted to the Securities and Exchange Commission in preparation for each future annual meeting after adoption of this proposal. A shareholder vote on this topic can serve as a meaningful check-and-balance input to our directors on this key topic.

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278.

SUPPORTING STATEMENT

Why enable shareholders to vote on the poison pill topic?

- The Council of Institutional Investors www.cii.org – an association of institutional investors whose assets exceed $1 Trillion – recommends poison pills first be approved by shareholders.

- Institutional investors own 78% of Actuant stock.

- Institutional investors have a fiduciary duty to vote in the best interest of their investors.

What incentive is there for good corporate governance which can include shareholder vote on poison pills?

A survey by McKinsey & Co. shows that institutional investors would pay an 18% premium for good corporate governance.

Source: *Wall Street Journal*

Institutional Investor Support

Many institutional investors support this well-established topic. This topic won a 57% average yes-no vote ratio from shareholders at 24 major companies in 2000. A number of these 24 companies have 40% to 60% institutional investor ownership.

Institutional Investor Support Is High-Caliber Support

Institutional investors have the advantage of a specialized staff with specialized resources, combined with a fiduciary duty and an independent perspective to thoroughly study the issues involved in this topic.

This Topic Consistent with Shareholder Value

A 2001 study at Harvard Business School and the University of Pennsylvania's Wharton School studied the relationship between their corporate governance index for 1,500 companies and firm performance from 1990 to 1999. Result: Good corporate governance was positively and significantly related to company value. This index included whether a company had a poison pill.

An Objective Company Position Statement

Our directors are encouragedto includein the company position statement to this proposal a list of 10 recent and respected articles and/or studies that support this topic. Also to make the full text availableto shareholders upon request, in a 24-hour email response where possible. These reports/studies are expected to increase the opportunity for our Directors to give this topic an objectiveevaluation.

SHAREHOLDER VOTE ON POISON PILLS
PROPOSAL TOPIC THAT WON 57% SHAREHOLDER APPROVAL
at 24 MAJOR COMPANIES in 2000
YES ON 3

The above format is intended for unedited publication with the company raising in advance any typographical question.

This format contains the emphasis intended.

From a fairness perspective it is expected that if the company deletes any of the formatting elements of this proposal that the company similarly delete those specific formatting elements throughout the complete definitive proxy.

Crawford. Shawn P.

From: SF66 [santa66fe@yahoo.com]
Sent: Monday, August 05, 2002 11:00 PM
To: SKIPPER, WALTER J.

Mr. Walter Skipper
This shareholder of record in Actuant Corp. (ATU) will continue to hold all the shares of record until 30 days or more after the conclusion of the 2003 or next annual shareholder meeting.
Sincerely, John Chevedden
Shareholder of Record
Actuant Corp. (ATU)

RECEIVED
2002 AUG 20 AM 10:41
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

October 9, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Actuant Corporation
Incoming letter dated August 13, 2002

The proposal relates to poison pill plans.

There appears to be some basis for your view that Actuant may exclude the proposal under rule 14a-8(f). We note your representation that the proponent failed to supply, within 14 days of receipt of Actuant's request, documentary support evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Actuant omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Keir D. Gumbs
Special Counsel